2025DD1072320 FR0011341205 - DD190222 01 décembre 2025 INFORMATION Déclaration individuelle relative aux opérations des personnes mentionnées à l’article L.621-18-2 du Code monétaire et financier sur les titres de la société LA PRESENTE NOTIFICATION N’A PAS FAIT L’OBJET D’UN CONTROLE DE L’AMF ET EST ETABLIE SOUS LA RESPONSABILITE EXCLUSIVE DU DECLARANT. NOM /FONCTION DE LA PERSONNE EXERCANT DES RESPONSABILITES DIRIGEANTES OU DE LA PERSONNE ETROITEMENT LIEE : Laurent LEVY, chairman of the executive board NOTIFICATION INITIALE / MODIFICATION: Notification initiale COORDONNEES DE L’EMETTEUR NOM : NANOBIOTIX LEI : 969500667RSYIH8YL895 DETAIL DE LA TRANSACTION DATE DE LA TRANSACTION : 26 novembre 2025 LIEU DE LA TRANSACTION : Euronext Paris NATURE DE LA TRANSACTION : Cession DESCRIPTION DE L’INSTRUMENT FINANCIER : Action CODE D’IDENTIFICATION DE L’INSTRUMENT FINANCIER : A INFORMATION DETAILLEE PAR OPERATION PRIX UNITAIRE : 17.2794 Euro VOLUME : 295 000.0000 INFORMATIONS AGREGEES PRIX : 17.2794 Euro VOLUME : 295 000.0000 TRANSACTION LIEE A L’EXERCICE DE PROGRAMMES D’OPTIONS SUR ACTIONS OU SUR UNE ATTRIBUTION D’ACTIONS GRATUITES OU DE PERFORMANCES : NON DATE DE RECEPTION DE LA NOTIFICATION : 01 décembre 2025 COMMENTAIRES : Pour rappel, le cessionnaire avait souscrit à des prêts bancaires pour pouvoir financer l’exercice de ses options de souscriptions

d’actions. La contrepartie fut de mettre en nantissement au bénéfice des établissements bancaires toutes les actions en résultant. Cette cession a permis de procéder au remboursement total de ces prêts et de stopper le nantissement portant sur les actions restant détenues. As a reminder, the seller has contracted banks loan for financing the exercise of his stock-options. The shares resulting from this exercise have been pledged to the benefit of the banks. This sale has enabled to fully reimburse these loans and to terminate the pledge of the remaining owned shares. "Les données à caractère personnel collectées par le biais de ce formulaire font l’objet d’un traitement informatique réservé à l’usage exclusif de l’AMF pour l’accomplissement de ses missions. En application du règlement (UE) n° 2016/679 du 27 avril 2016 et de la loi n° 78-17 du 6 janvier 1978, le droit d’accès et le cas échéant, de rectification, d’effacement, d’opposition ou de limitation du traitement des données personnelles des personnes physiques les concernant, peut être exercé par courrier à l’adresse suivante : AMF - Délégué à la protection des données - 17 place de la Bourse, 75002 Paris ; et via le formulaire « données personnelles » accessible sur le site internet de l’AMF. Vous pouvez également introduire une réclamation au sujet du traitement de vos données auprès de la CNIL."